VICTORY ACQUISITION CORP.

7 Times Square, 17th Floor

New York, NY 10036

April 24, 2007

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. John Reynolds

United States Securities and

    Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Victory Acquisition Corp. (the "Company")
Registration Statement on Form S-1 originally filed January 31, 2007
(File No. 333-140359) ( the "Registration Statement")

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Tuesday, April 24, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)    The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours, VICTORY ACQUISITION CORP.

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky President